

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
GLMX Technologies, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) GLMX Technologies, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for, or to customers, did not carry accounts of, or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GLMX Technologies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLMX Technologies, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT
February 23, 2022

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com



GLMX Technologies, LLC.
330 Seventh Ave 17 floor, New York, NY 10001

GLMX Technologies, LLC's Exemption Report

Year ended December 31, 2021

GLMX Technologies, LLC (the "Company'') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>GLMX Technologies, LLC</u>

I, Michael Lahoud, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Michael Lahoud

Title: Chief Financial Officer

February 22, 2022